AMENDMENT
                                       TO
                                     BYLAWS
                                       OF
                           GATEWAY DISTRIBUTORS, LTD.
                              A NEVADA CORPORATION


         Pursuant to Joint Unanimous Written Consent of the Board of Directors of Gateway Distributors, Ltd., a Nevada corporation (the "Corporation"), dated as of May 27, 1999, and in accordance with the authority provided to Board of Directors in ARTICLE XII of the Corporation's Bylaws, Section 11 of ARTICLE II of the Bylaws of the Corporation is amended in its entirety to read as follows:

         "Section 8. Informal Action by Stockholders. Unless otherwise provided by law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required."